FOR IMMEDIATE RELEASE

CONTACT:

Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

LEADING BRANDS, INC. ANNOUNCES
Results for the Second Quarter of its 2009 Fiscal Year

Earnings of $0.04 Cdn per share

Vancouver, Canada, September 24, 2009, Leading Brands, Inc. (NASDAQ: LBIX), North America’s only fully integrated healthy branded beverage company, announces results for the second quarter of its 2009 fiscal year, which ended August 31, 2009. All financial amounts stated in Canadian dollars.

In Q2 the Company generated after tax (non-cash) net income of $809,000 or $0.04 per share versus a net loss of ($291,000) or ($0.01) per share during Q2 of last year. The Company also recorded non-cash income taxes of $380,000 in this most recent quarter such that net income before non-cash income taxes was $1,189,000. SG&A expenses were reduced 41% from the same period last year and are now at a relatively stable and sustainable level.

Gross profit margin (before discounts and slotting fees) for the quarter was a strong 52.7%, up from 44.1% in Q1 and 43.2% in the same period of fiscal 2008. Those steady increases in gross margin percentage result most notably from a dramatic decrease in the Company’s input costs combined with an enhanced product mix and overall gains from improved business practices and efficiencies.

Gross revenue for the quarter was $6,624,000, up from $5,899,000 in Q1 and down from $9,562,000 in Q2 of last year; a quarter over quarter increase of 12.3% and a year over year decrease of 30.7% . This past quarter was the first one in which the Company no longer distributed its low margin legacy food products, instead concentrating on its core healthy branded beverages.

Discounts, rebates and slotting fees fell materially from $1,452,000 in Q2 of fiscal 2008 to $511,000 this past quarter. Although some slightly higher percentage of slotting fees may ultimately be desirable, management does not believe a return to past levels is either necessary or warranted. Non-cash stock based compensation expense for the quarter was $67,000. As a consequence, EBITDA before non-cash stock based compensation for Q2 was almost $1,500,000.

Net income for the first half of the year was $1,012,000 versus a net loss of ($849,000) in the same period last year, a positive swing of $1,861,000. Year to date gross revenue was $12,523,000, down from $18,926,000 in Q2 of fiscal 2008; which decrease included the elimination of the Company’s food distribution business post year end.

YTD EBITDA before non-cash stock based compensation was $2,164,000. Driven by these results the Company’s liquidity has increased dramatically since fiscal year end, with debt repayments of more than $2,100,000 and cash and available credit now more than $3,000,000.

The past 18 months have been hard and frustrating ones for the Company as it moved decisively in anticipation of the global economic downturn. Management has been determined to reduce overheads, increase efficiencies, shed less profitable product lines and ultimately refine the Company’s core premium beverage portfolio. As evidenced by these results that task is now complete, leaving the Company re-positioned to execute in an evolved marketplace. One lesson learned through the process is that the Company’s Integrated Distribution System can stand the test of time and is perhaps even better suited to today’s competitive landscape. With those travails behind, Leading Brands is now able to turn its resources and energies toward growing its business with new focus, vigor and purpose; both domestically and abroad.

The Company has not yet commenced its recently announced share re-purchase program, pending release of these results. It intends to do so in the near term.

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated healthy beverage company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary healthy beverage brands such as TrueBlue® Blueberry Juice, LiteBlue® Blueberry Juice, PureBlue™ SuperJuice and Caesar’s® Cocktails via its unique Integrated Distribution System (IDS)™ which involves the Company finding the best and most cost-effective route to market preferred by each customer. The Company strives to use the best natural ingredients hence its mantra: Better Ingredients – Better Brands.

Non-GAAP Measures
Any non-GAAP financial measures referenced in this release do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.

Forward Looking Statements
Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc.

Better Ingredients | Better Brands™
©2009 Leading Brands, Inc.

This news release is available at www.LBIX.com

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LEADING BRANDS, INC.
CONSOLIDATED STATEMENT OF INCOME
(LOSS) AND COMPREHENSIVE INCOME
(LOSS)
(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	August 31,	August 31,	August 31,	August 31,
	2009	2008	2009	2008

Gross sales	$6,624,201	$9,561,553	$12,522,980	$18,926,484
Less: Discounts, rebates and slotting fees	(511,284)	(1,452,055)	(1,001,000)	(2,617,790)
Net sales	6,112,917	8,109,498	11,521,980	16,308,694

Expenses (Income)
Cost of sales	3,136,073	5,433,630	6,433,792	10,861,164
Selling, general and administration expenses	1,547,897	2,619,084	3,071,723	5,674,796
Depreciation and amortization	182,125	189,397	362,898	374,394
Interest expense	57,767	127,850	125,825	257,836
Other income	(1,018)	(11,391)	(1,198)	(26,238)

Loss on sale of assets	555	7,641	8,515	20,166

Foreign exchange loss (gain)	550	-	(16,463)	-
	4,923,949	8,366,211	9,985,092	17,162,118

Net income (loss) before taxes	1,188,968	(256,713)	1,536,888	(853,424)

Income tax (expense) recovery	(379,513)	(33,858)	(524,959)	3,940

Net income (loss)	809,455	(290,571)	1,011,929	(849,484)

Foreign exchange translation adjustment	-	604	-	7,182

Comprehensive income (loss)	$809,455	$(289,967)	$1,011,929	$(842,302)

Income (loss) per share – basic and diluted	$0.04	$(0.01)	$0.05	$(0.04)

Weighted average number of shares
outstanding – basic and diluted	19,958,124	19,958,124	19,958,124	19,958,124